Filed by The Interpublic Group of Companies, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933 deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                          Subject Company: True North Communications Inc. Commission File No. 1-5029




CAUTIONARY STATEMENT

This document contains forward-looking statements. Statements that are not historical fact, including statements about Interpublic's beliefs and expectations constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and Interpublic undertakes no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. Interpublic cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those associated with the effect of national and regional economic conditions, the ability of Interpublic to attract new clients and retain existing clients, the financial success of the clients of Interpublic, and developments from changes in the regulatory and legal environment for advertising companies around the world, and the successful completion and integration of acquisitions which complement and expand Interpublic's business capabilities.

Another important factor is Interpublic's acquisition strategy. One of Interpublic's business strategies is to acquire businesses that complement and expand its current business capabilities. Accordingly, Interpublic is usually engaged in evaluating potential acquisition candidates. Interpublic is currently engaged in a number of preliminary discussions that may result in one or more substantial acquisitions. These acquisition opportunities require confidentiality and from time to time give rise to bidding scenarios that require quick responses by Interpublic. Although there is uncertainty that any of these discussions will result in definitive agreements or the completion of any transactions, the announcement of any such transaction may lead to increased volatility in the trading price of the shares of Interpublic.

Moreover, the success of recent or contemplated future acquisitions will depend on the effective integration of newly-acquired businesses into Interpublic's current activities. Important factors for integration include realization of anticipated synergies and the ability to retain new personnel and clients.

Investors should evaluate any statements in light of these important factors.

The Interpublic Group of Companies, Inc. and True North Communications Inc. will be filing a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the document free of charge at the SEC's website (www.sec.gov/EDGAR), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, documents filed with the SEC by Interpublic and True North may be obtained free of charge by contacting The Interpublic Group of Companies, Inc., 1271 Avenue of the Americas, New York, NY, 10020, Attn: Investor Relations (tel:
212-399-8057), or True North Communications Inc. at 101 East Erie Street, Chicago, IL, 60611, Attn: Corporate Communications (tel: 312-425-6500). INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION. True North and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of True North's stockholders to approve and adopt the merger agreement with Interpublic. The participants in this solicitation may include the directors and executive officers of True North, who may have an interest in the transaction as a result of holding shares or options of True North. A detailed list of the names and interests of True North's directors and executive officers, and of their ownership interests in True North, is contained in True North's proxy statement for its 2000 Annual Meeting, which may be obtained without charge at the SEC's website (www.sec.gov).


THE FOLLOWING IS THE TRANSCRIPT OF A TELECONFERENCE CALL HELD ON APRIL 26, 2001 AND PLACED ON THE INTERPUBLIC GROUP OF COMPANIES, INC.'S WEBSITE ON MAY 1, 2001



Teleconference transcript    1 May 2001 The Interpublic Group of Companies, Inc.
[Logo]

Interpublic Group                                                 April 26, 2001


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

Operator: Thank you all for holding. Welcome to the IPG earnings conference call. I would like to remind everyone from this point on the conference is recorded and I will turn the conference over to your first speaker, Ms. Susan Watson. Go ahead, ma'am.

Susan Watson: Thank you operator. Good afternoon everyone and welcome to Interpublic's first quarter earnings conference call. We released our earnings at 4:00 p.m. today and partly guided by Regulation FD, we expect to make a practice of releasing after the market close in the future, followed by a late afternoon conference call. The release is available on First Call, Bloomberg and at our web site. For purposes of this call, we will assume you have all read the release. On today's program are John Dooner, Chairman and Chief Executive Officer and Sean Orr, our Chief Financial Officer. Nick Camera*, our General Counsel is also here to help with questions. Before I introduce John, I would like to mention that this call will be archived at our web site, WWWInterpublic Dot Com for 45 days and for the next 24 hours you may also access the replay by telephone at 800-252-6030. The access code for the telephone call is 8658567. Finally, I would like to incorporate by reference the safe harbor statement at the end of our press release and now it is my pleasure to introduce John Dooner.

John Dooner: Thank you, Susan. Good afternoon everyone. As usual, what we like to do is to have Sean take us through the details of the quarter and then all of us will be available for questions. So let me pass it on to Sean and then we will back towards the back end.

Sean Orr: Thank you, John. Good afternoon everybody and thank you for joining our call. What I will be attempting to do here is to take a very, very complicated story and tell it as simply as I possibly can. As you can see from the release, revenues and operating profits grew at double-digit rates when measured in constant currencies in the first quarter. Organic revenue growth was six percent, nine percent excluding Lowe Lintas. Marketing services grew 14%. Advertising and media grew two percent, but six percent without Lowe Lintas. Lowe Lintas' initiative did hold down revenue and operating profit growth in the quarter as expected. I will come back and talk about Lowe Lintas and Partners some more in a little bit as we believe they are on a path to become a positive contributor in the second half of the year. As you can see, EPS was flat before our FAS115* non KS write down as increases in interest, goodwill amortization and our shares outstanding offset the improved operating performance. We alerted you of the drag effect of these and other non-operating items would have on 2001 EPS when we reported our Q4 2000 results and this factor is an important part of the discussion today. Let me walk you through with simple costs of change analysis of our Q1 EPS versus Q1 2000 again before the FAS115 accounting charts. In 2000, our Q1 EPS was $.21. The increase in operating profit in the first quarter of 2001 would have grown EPS by four cents, however, the increase in interest expense took EPS down three cents, the increase in goodwill amortization another two, the remaining items of the P&L netted out to one penny bringing us back to $.21 on a year to year basis. As we discuss Q2 and the balance of the year, I will provide some guidance and indication of how these non-operating factors will continue to impact our EPS because it is an important part of understanding our P&L model this year and in particular in the first half of the year. Before we do that, let us first review some of the trends and issues that became evident during the quarter and particularly in the March, April timeframe. First of all, the economic environment has softened as we all know, particularly in the United States. The velocity of accounts being put up for review appears to be slowing, although I do want to point out, we had an exceptional new business performance in the first quarter and the verize and consolidation with Lowe Lintas was announced in the first week of April. At least speaking for ourselves, the pace of acquisition activity has become more deliberant. All of the above would appear to be temporary phenomenon, however, they do have implications relative to our short term financial performance. So what are we doing? Well first of all, I would say in a word that we are battening down the hatches. First we continue to aggressively manage our costs and I would think you would note that from our marching performance in the first quarter. This is continuing into the second quarter and beyond where the costs to achieve permanent cost reductions in our business flowing through operations as they are incurred. Secondly, we have a more aggressive focus on KS management, KS collections managing payables, ruthlessly eliminating capital expenditures. In short, in times like this, one goes back to the basics and I think that if you walk the halls of all of our businesses, that is what we are doing. Now before I go on to the balance of the year guidance, I do want to touch on a few other points. First, let me address Lowe Lintas very briefly. As expected in the quarter, Lowe Lintas was a drag on our revenue performance and in our release we provide some disclosures to quantify the effect of Lowe Lintas on our growth rates, I will not repeat those disclosures here. During the second quarter, Lowe Lintas is expected to be a less negative effect on our revenue growth. Looking to the second half of the year, Lowe's projection shows solid single-digit revenue growth on a worldwide basis and double-digit operating profit growth. For the full year, the Lowe Lintas Group projects to be an agency group with revenues in the mid $900 million dollar range and margins in the very respectable high teens. We look forward to the second half when Lowe Lintas will be a positive contributor to our overall performance and therefore, far less of a discussion point on conference calls like this and in our individual discussions going forward. One last point before moving to Q2 and balance of the year guidance, let me spend a moment explaining the non-cash accounting charge of $160 million dollars pretax that was taken in the first quarter. As most of you are aware, Interpublic for many years has played a role in funding start up businesses in the interactive and new media technology spaces. The most notable examples would be one, the investment in CKS which eventually will be a series of mergers became MarchFirst and two, Icon Media Lab, an interactive marketing concern based in Europe. The company has been able to generate a significant flow of financial gains over several years from this portfolio. We have recently been giving more visibility to this activity. First by taking these gains out of revenues and reporting them as part of other income below the operating profit line and secondly by disclosing more specifics on these gains when we reported Q4 of last year. The write-downs taken in Q1 are non-cash adjustments to mark the recorded values of these investments to their estimated recoverable values, thus eliminating any future financial exposure in this area. With these write-downs, Interpublic can get out of the venture capital business. Accordingly, this activity will not be an important part of our financial algorithm going forward. So let us look forward and review our ongoing outlook. When we reported Q4 of last year, we disclosed that equity gains of the sort I just described were $40 million dollars pretax in the 2000 year. We also reported that our tax rate included Deutsch, Inc. as an S Corp in 2000 which artificially reduced our tax rate by about one point and one-half. Therefore, our $1.51 reported EPS in 2000 included two items which contributed approximately $.11 that does not repeat in 2001. Given the weakening and environmental trends I eluded to earlier, we believe that it is prudent to moderate our revenue and operating profit growth targets for the year and to deliver reasonable growth off of the $1.40 EPS space. So with this in mind, let us walk through the Q2 second half and full year algorithms. First, Q2. We expect single-digit revenue growth performance to persist in our second quarter due primarily to the Lowe Lintas overhang which is for one last time, thank you, and the phasing of our new business activities. More importantly, the adverse impact of the aforementioned non-operating items is most orneriest in the second quarter between the equity gain impact of four cents, goodwill at three cents, interest at three cents, tax rate of a penny and shares outstanding effective a penny, for $.11, a EPS effect flows through in the second quarter comparisons from these items. We therefore think it is prudent to warn you that second quarter EPS could be in the low to mid forty cent range and a single-digit growth scenario. Let us turn to the full year. Remember that we are managing off the $1.40 base. The goodwill and interest effect has approximately a $.20 drag effect on the year to year comparison. Double-digit growth and operating performance, however, will cover that difference. What we are doing here is returning to a time honored concept that the stronger our operating performance is for the year, above the operating profit line, the higher our EPS performance will be and the higher our EPS growth performance will be for the year. Now as such, a lot depends on the second half. So let us turn to the second half where we expect second half revenue and operating profit growth to be solid dollar double-digit growth numbers. When the 2000 base is adjusted for the nonrecurring equity gains and tax rate, EPS growth will be more in line with operating performance which is a relationship that we would expect to see going forward. The relationship between net income and EPS growth will more normally track increases in operating profit performance. Now why do we feel that that second half performance is realistic? Well let me talk to some of the things that we have working in our favor in the second half of the year. First, Lowe Lintas comparisons normalize. Remember I set a forecast of positive single-digit revenue growth and double-digit profit growth. The Dot Com and technology revenue overlaps normalized at initiative and elsewhere. The full effect of our cost savings activities will be flowing through and showing up in our second half numbers. The goodwill and interest comparisons become less extreme in the second half of the year. Our recent success in new business is back loaded to the second half, that is true about Coke, Verizon, Best Foods, Mass Mutual, Virgin Mobile, Marriott, DeLoitte & Touche and others. So again, I repeat and emphasize the strong first quarter new business performance that we reported and I also repeat the big win of Verizon reported in the first week of April, but much of that revenue impact will be seen in the second half of the year. Lastly, just comparisons in general are more normal and easier in the second half of this year. So I am sure you will have questions on all of the above, but before I open for questions, I do want to turn to True North and the True North integration for a moment. Things are progressing quite well. The relationship between the two companies is quite cordial and we are all very pleased with the chemistry that is developing. Of course, I am not in a position to talk about True North or Motto Media performance, however, we are placed into cape that the SEC has indicated they will not review the S4 registration and it frees us to move ahead with an anticipated late June True North shareholders meeting. As we indicated when we announced the transaction, we believe corporate redundancies will save us about $25 million dollars annually, we still feel very good about that number. We have also indicated that the one time costs of achieving these and other savings and the other costs associated with optimizing and combining our two business portfolios, and the costs of the transaction itself will be accounted for as a group of merger related costs on or around the time of the transaction. We have also indicated that we will be in a better position to provide further quantification of these costs at that time and so I will not be commenting on the quantification of any of these costs on this conference call. So let me just summarize some of the key points in our release and in my comments and then I will open it up for questions. Number one, although the second quarter will not be pretty, Interpublic represents a strong set of business now and will be going forward. You see in the first quarter double-digit growth with solid organic growth performance in a tough market with very strong Q1 and early April new business performance, especially when compared to the competitive set. We see Lowe Lintas on a pay up to be a positive contributor to our overall performance in the second half of the year. You see our interactive exposures and our venture capital activity behind us. You see continued emphasis on cost management and continued demonstration of our ability to manage costs aggressively in tough environments. You have a second half outlook that looks positive, particularly as our comparisons normalize and our new business rolls in. I think in the long run a very, very important point is you see a return to a more normal financial algorithm where operating profit growth is driving EPS growth. So I think those cover the highlights of the conference call. They hopefully represent an attempt at making a complicated story as simple as possible, but I am sure there are questions and so at this point in time we will open up the meeting to questions.

Unidentified Speaker: I think it is appropriate that we go right to questions.

Operator: Okay, if anyone has a question at this time, please press star followed by one on your touch-tone phone and your name will be placed into cue until you are announced. If someone has already asked your question, you may remove yourself from the cue by pressing the pound key. Just a moment please.

Unidentified Speaker: Hello.

Operator: Okay, go ahead Mr. Russell.

Mike Russell: Okay, can you hear me now?

Unidentified Speaker: Hello Mike.

Mike Russell: Hi. John and Sean, I was wondering if you could give us an idea of how you see the second half of Lowe Lintas having easier comparisons and give us maybe a little more flavor on the organic revenue growth for the rest of the year, given the assumptions that you are able to make at this time?

John Dooner: I will give bit of that and I will let Sean give a little of the organic road. You know that we are cycling Lowe Lintas was cycling losses that came primarily out of the merger over the last year or the year 2000. That revenue was a significant amount even more than I think that we expected which we talked about in the Q4. Obviously, those comparisons go away in terms in the second half of this year. They truly finish cycling as we did mention in the fourth quarter at the end of the second quarter. That and some of the gains they have had in new business clearly point out a plan that has very significant positive numbers. I would go as far as to say high single-digit growth, as well as double-digit profit growth and I think that is solidly founded. I also want to near what Sean has said, it will be a great pleasure that we will only be able to talk to them in some positive light going forward. In terms of organic growth, how about if you share some of our?

Sean Orr: Sure. Mike, as we mentioned, organic growth in the first quarter was six percent without Lowe Lintas' portfolio, it was nine percent. The back half of the year, with Lowe Lintas enjoying the absence of all of the negative comparisons because of the cleaning out and our overlaps of sold businesses, closed businesses and lost business from the merger, they will be showing positive organic revenue growth in the second half of the year. Without Lowe Lintas in the first quarter we are at nine percent and the back half of the year, our overall organic growth performance should improve off of the six percent if the economy stays reasonably stable with the status quo. I would expect north of six, somewhere in the six to eight percent range, economy willing. I hope by now people understand the arithmetic as to why the bad overlaps go away in the second half of the year for Lowe Lintas. The merger was announced in November of 1999 and the consolidation activities took place between then primarily the middle of last year when the client conflicts were identified, the businesses that were going to stay and go were identified. So all of the revenue downside that was the natural consequence of a merger of this side was to happen. As a result, by the end of the second quarter we complete the anniversary and much of that activity and as a result you then start having normal comparisons in the year to year results of the second half of the year.

Mike Russell: Okay and just on the cost side, could you tell us D&A and give us an idea on the cost savings you are able to generate, were they more on the salary side, on the office side or how you got it on the salary side?

Sean Orr: Relating to the portfolio as a whole, Mike?

Mike Russell: Yes.

Sean Orr: Well since the fourth quarter, the beginning of the fourth quarter, all of our businesses have been on red alert in terms of cost management and the largest part of our cost structure, Mike, is people. People costs represent about 56 or 57% of revenue. Okay, so it is the largest part of our cost structure. We have been having hiring freezes, we have been laying people off, we have been freezing salaries and we have been curtailing a lot of the discretionary spending that people are free to do for the last two quarters. We continue to do so and will do so I suspect throughout the remainder of the year. That has been an important driver of why we have been able to deliver the margins just so on the first quarter.

John Dooner: It is an ongoing process. It is not unique to this moment and we have some clever if you will words that we use like red light, yellow light, green light in terms of holding costs or reducing costs depending on the market situation, depending on the sector situation, depending on an individual account situation. It has to do with how you control those costs given an environment. So not only does it talk about costs, but also it recognizes the flow of revenue to ensure that you are not spending part of the visibility, the clear visibility of that revenue. So these practices which have been part of Interpublic over a period of time obviously are heightened during any kind of indicated negative economic environment and so therefore, going forward we are very confident that if it does continue and/or accelerate that we will use these same principles. They are not new, they are just fundamental as Sean said earlier and one that we are very steeped in the practice of using.

Mike Russell: Great, thanks very much.

Operator: The next question or comment is from Eve Glott's* line. Go ahead please, you have the floor.

Eve Glott: Thank you. I was just trying to get a sense of what exactly changed since mid-February when you released results. The things that you mentioned in the press release and then also, Sean in your comments, the economic client, the non-operating, the higher interest, those things you all discussed on the last conference call. So I am trying to get a sense of what more on what is going on and then I have a couple of follow up questions.

Sean Orr: I think simply stated, the environment is clearly softer and there are clearer evidences of softness in certain markets, the US in particular. I think you, Loren and others have been very articulate about that yourself and so therefore, the revenue, we are being much more realistic I would say about the revenue outlook, particularly in the first half.

John Dooner: I also think that we have had more information as you know come from February, March, if you will and now into April. There is no question about that giving us more insight, but I think also a very stronger commitment towards getting a very balanced if you will economic model going forward. In just reviewing the issues that were at hand and taking very defined actions to ensure that it does get balanced in the short order.

Eve Glott: Alright thanks and then can you give us a sense of what effect foreign exchange had in the quarter and then also total debt at the end of the quarter.

Sean Orr: We do not have balance sheet information yet, Eve, and so we will have to get back to you on that. The currency, you saw the effects of currency on the revenue and the currency in the quarter was largely a revenue issue. The earnings impact from currency was less than half of a cent. If currency stayed this way for the rest of the year, it would have a little bit more of an earnings impact, probably a couple of pennies.

John Dooner: Yes, it definitely had an impact on revenue coming out of Europe as I am sure you have seen with our sales and the other releases and I guess our hope that the Euro would change its direction is not coming true and so that has to be monitored very carefully as is I know you surely will recognize that some of the other world economies or currencies also need to be closely watched.

Eve Glott: Okay and then can you quantify by chance what kind of EPF impact NFO and also Deutsche had in the quarter?

Sean Orr: You start to, well first of all I do not think we would be inclined to disclose that. Well let me just talk about NFO, I think rather than answer that as the question the way you asked, Eve, and that is NFO on an organic basis in the first quarter had mid single-digit revenue growth worldwide even though that performance was skewed towards the overseas markets. Europe was particularly strong. Their business is behaving strangely enough and maybe it is just a coincidence, a lot like our advertising businesses and so their performance is a little bit more skewed towards overseas. Profit improvement as we expected. For the year, they are looking at a growth rate at this point in the high single-digits and they are looking for a very substantial improvement in margins. So we are happy with the outlook for NFO and those numbers would make it accretive. I am not going to give you a net quantification of that, but it would make it accretive. As for storage, storage was accretive from the get go. Deutsch had a very solid first quarter, very solid double-digit revenue growth and it is just a great business that continues to perform well.

Eve Glott: Thanks and then finally, the guidance that you gave for the year, does that include True North.

Sean Orr: No.

Eve Glott: Okay, thank you.

Operator: The next question is from David McMurray's line. Go ahead, please, you have the floor.

David McMurray: Hi, thanks. Actually, both of my questions are sort of follow ups on Eve's questions. First, with respect to the guidance, it is actually knocking going from 10, 11% growth to a low single-digit decline, roughly a 15% swing there. Just without having looked at the model, it looks like revenue estimates will probably come down in the mid single-digits and so there is more to it there. I am just wondering if any of these non-operating items have changed over the past few months, if any of these represent surprises relative to your thinking in February?

Sean Orr: There has not been a surprise below the line. I think we need to spend some time off line, David, because I think we need to walk you through our revenue picture because we are seeing a better revenue picture than you just suggested for the full year.

John Dooner: For the full year, David, we anticipate having double-digit revenue and profit growth and that double-digit is moderated relative to what our original thoughts were if you will back in February. So while it is still very, very positive, it is not quite as positive as before. I think the thing that Sean mentioned to you earlier, in looking at the below the line and looking at the economic model, we are really going to aggressively attack that to get a better balance between the below the line if you will cost and the relationship that it would have to EPS and to operating profit and that is causing if you will the imbalance that you are talking about.

David McMurray: Right. Now actually my point was I think the consensus revenue growth estimates prior this call were in perhaps the 15, 16, 17% range, those may be coming down five or six percentage points, earnings are coming down 15%. Is all of that just margin pressure, the difference?

Unidentified Speaker: What it is is how badly deleveraged we are because of the bottom half of the P&L, David, and that is something maybe I can walk you through off line. Your estimate is right and maybe I just misunderstood what you were saying before. We are talking about a lower consolidated revenue estimate for the full year and because of these below the line fixed costs. The interest, the goodwill amortization, the tax effect, the shares are all givens and the absence of the one time income, that what you are seeing here is that you had a fragile P&L model. That with the loss of revenue, we can manage the operating profit effect of that, but we are badly deleveraged on the lines between operating profit and EPS because of all of these fixed items and they are large and that is what you are dealing with here.

David McMurray: Okay and just my second question following up on NFO, can you tell us what is the difference between your reporting constant currency growth rate of one percent in the quarter for the marketing intelligence segment?

Unidentified Speaker: We closed down a business early last year and so that is out of their numbers. So you have some revenue in the first quarter last year that does not exist this year that you have to remove from the comparison when you look at organic performance here.

David McMurray: Okay, thanks very much.

Operator: The next question or comment is from Laban Bonredden's* line. Go ahead, please, you have the floor.

Laban Bonredden: How are you doing guys? In terms of as I start to look out and look at what is going on, once you close the True North deal, obviously some of the issues that you had with Lowe Lintas had to deal with all of these client conflicts. When should I start to see those types of issues raised with True North and how will that cycle? Are we going to be looking at another cycle of a year of (inaudible) problems?

Sean Orr: No, I think you have a very different scenario with the True North than you have with Lowe Lintas in that we are not in a position where we have to take their biggest agency properties and put them together operationally with our agency brands which is where you trigger the kinds of conflicts you had at True North. So you do have some conflict issue, but it is a sensitivity, a holding company conflict sensitivity rather than an operating agency sensitivity. Perhaps John would.

John Dooner: Yes, I think that Sean said this before, but at this point in time, the integration and the planning of integration is way ahead of schedule and that is really terrific. It is going extremely well which we had hoped and believed, but maybe even better than we thought. The people that need to be committed are committed which is fantastic. The clients again, and I understand what Sean is saying, holding company if you will, not necessarily merging two advertising agencies together which we do not intend to do, the clients are comfortable. The brand indication, the brands if you will, their brands, that will be either integrated and consolidated, that review is well in process and we would obviously do that minimizing any kind of fall out. So the net of it is it is positive, it is ahead of schedule, clients are comfortable, people are committed, those are the key things you look for and obviously we would intelligently try to decrate that integration with minimal fallout. At this point in time, there is no indication of fallout from the merger. You know, we are not naive, but the reality is at this point in time there is none. As a matter of fact, there is some indication that (inaudible) has gotten that indicates some positive relationships will prevail.

Laban Bonredden: Sean, you had also run through some numbers, I think you said one cent in the second quarter for tax rate, one cent for shares out, there were a couple numbers there. Could you just run through that again please?

Sean Orr: How about if we do that off line, but I would be happy to do that for you?

Laban Bonredden: Okay and I just wanted to clarify as well you saying that after this charge that you are taking in terms of the VC business and other investments, we should not be looking for anything going forward?

Sean Orr: In terms of investment activity and marketable securities for public companies and the like that is right.

Laban Bonredden: Alright, thanks.

Operator: The next question or comment is from Alexia Quadrani's* line. Go ahead, please you have the floor.

Alexia Quadrani: Hi, John, I just have a follow up question on your comments on Lowe Lintas. How confident are you that the problems at Lowe Lintas really have gone away and things are improving? I know we saw some nice winds for Lowe early in the quarter, but more recently we did see a couple of big losses with Dell going on the common and UPS now moving over to Martin. Are those just normal course of business? I mean is business really much stronger there?

John Dooner: Well the thing that you are seeing with Dell I think was properly stated that it is part of that whole industry sector of what is going on with the huge amount of movement that has gone on in the last two months. The UPS thing, they stay with their involvement in the UPS, as in McCann. So UPS is kind of like an Interpublic partnership where there is going to be some fluctuation, so I do not look at that as a big ding if you will against the Lowe Lintas. The fact that Verizon was comfortable to consolidate the five agency businesses into one was quite an extraordinary positive statement and they won that. They had to show the capabilities and gain the confidence of the company to achieve that. Now that said, you read today that there is some changes in Lowe Lintas to further build their management group and I think it is appropriate what they are doing and I think it will help them going forward. The way I evaluate them now is very strict. They are an agency that the notion of looking back with the excuses that one guy was good, one guy was bad and all of the other stuff that we have read and have sometimes talked about is of ancient history to me. They will be evaluated based on their performance consistent with our other strong performing agencies and at this point in time, it looks like they are on track to that. Frankly, I am a believer. I believe that they will perform at that level and so I am very comfortable. With that said, I think like any of our companies, it is incumbent upon myself and management to keep a close eye to make sure that all of our operating companies are performing at a very high level and they are indeed.

Alexia Quadrani: Okay, just a couple of follow up questions. I noticed you cited Burger King as a win on your new business win list. Is that just the incremental business you pulled in from On the Com, it is not the business from Lowe Lintas, is it at McCann?

John Dooner: Well it is probably a couple of things. I am not sure exactly and we can get somebody to clarify it, but yes, Burger King of course was won by McCann and so therefore, it may have reflected that. Also, Burger King as won by Campbell Mathoon* in the kids business and of course that is a huge win for them and Burger King was also won from Alcon* which is a Yamacom* Company at InterDraft. So you really had Interpublic having three big wins as it relates to the Burger King business in the first quarter.


Sean Orr: But the impact it had on the net new business number reported on XEF*. It only has incremental spending as opposed to double counting the revenue coming out of Lowe Lintas.

Alexia Quadrini: Okay, that is what I was looking for.

John Dooner: Yes, sure.

Alexia Quadrini: Then on the other income, I think when you were on the fourth quarter earnings call you had mentioned if I remember correctly that the other income line will fall in half, Sean, from about $100 million to close to about $40 or $50 million in 2001. Sean, from your comments earlier, are you suggesting that will be zero this year or still more like $40 or $50 million?

Sean Orr: Well I think we will continue to look at opportunities. I think one of the things we will do as we consolidate with True North is look at our business portfolio and make sure that all of the pieces make sense and if not, I think that we probably will take some non-strategic assets and consider selling them. I just do not want to predict that and put a number on it at this point in time. So just think of a safer more prudent course to take would be that as we do that we will tell you, but to be committed to a number at this point in time is just not something we think is smart.

Susan Watson: Alexia, also remember that the gains on securities is about half of that $98 million or whatever it was. The other part was interest income and we will continue to have interest income on the cash balances particularly because of the media billing.

Alexia Quadrini: Okay, so we should see something on that line. Then just one other quick question, the guidance for 2002 on the EPS line, should we just see double-digit growth in 2002 as preliminary guidance?

John Dooner: I think it is too early to give guidance on 2002, but I have to tell you that I am extraordinarily bullish about what we are going to have as an Interpublic company in terms of finally having all of the engines working at four cylinders. Again, with things like Deutsche and True North being part of our portfolio, I think we are going to be, with the hope of a decent economy, extraordinarily bullish going forward, but I think it is a little too early to actually give guidance in 2002. I will tell you one thing for sure, Alexia, we work very diligently to get this if you will in the balance sheet or if you will in the economic model to really reflect the performance goes down to EPS.

Alexia Quadrini: Okay, thank you.

Operator: The next question or comment is from Vivian Kwan's* line. Go ahead please, you have the floor.

Vivian Kwan: Yes, hi. Sean, can you just tell us what you are assuming as far as operating margin improvement in your renewed guidance? Are you still using 50 basis points? Then I have a couple of other questions.

Sean Orr: It depends upon what line. If it is before goodwill amortization that is what you would be looking at roughly, Vivian.

Vivian Kwan: Okay and after goodwill amortization?

Sean Orr: Well, the problem we have is goodwill amortization for the year does eat into that margin.

Vivian Kwan: Okay.

Sean Orr: Okay, but you would have roughly one-half of a point margin improvement before the impact of goodwill amortization and the goodwill amortization as you know is math, we cannot manage that, so the numbers that you can have some management impact on will continue to show roughly that kind of improvement.

Vivian Kwan: Okay, fine. Secondly, your international organic revenue growth was pretty good in the first quarter, but we have been hearing from some companies about slowness in Europe. Can you just comment on recent trends in the European markets?

John Dooner: Yes, I think it is appropriate, Vivian, that we know the cliche of the cold being the United States and the sniffles going around the world over time and I think that there is some evidence of that. That evidence is weeks old, it is not reported in detailed numbers, but rather inandotal and soft, but I think it is fair to say that you are going to be seeing some softness in Europe, the degree of which is not clear yet.

Vivian Kwan: Okay and then just finally, if you are working off of 140 BS* for 2000 in giving guidance, do you have numbers by quarter to help us with our quarterly models?

Sean Orr: Well the only thing we have not done is given you a split between the third and the fourth quarter at this point. We really have focused on the second quarter and the second half as time buckets at this point, Vivian, and we have not been splitting hairs between third and fourth quarter at this point.

Susan Watson: Vivian, the two factors to be aware of is if you normalize our tax rate at 41% across the year you are going to get halfway there and the other two elements are there was about one penny of stock security gains, or security sales in the third quarter and about two pennies in the fourth quarter and that is going to get you most of the way there.

Vivian Kwan: Okay, great, thanks.

Operator: The next question or comment is from Bill Berg's line. Go ahead please, you have the floor.

Bill Berg: Yes, thanks a lot. Just a couple of quick questions, thank you. Let us see, it looks like about $.19 of your full year downward guidance is coming out of the second quarter, is there anything there beyond other income comps that is driving the number down? Second, I just wonder if you could talk a little bit about sort of net new business at Lowe Lintas if you measured it at all in the quarter and could share that with us? Third, just revenue declines at Lowe Lintas in the quarter based on some of the numbers you gave out, it looks like they may have been down about nine percent and I am just wondering if that is off base.

Sean Orr: It is just a tad higher than that. It is analogous to what it was in the fourth quarter, very analogous to what it was in the fourth quarter. Do me a favor, Bill, go back to your first question again and repeat it.

Bill Berg: Sure, I am just curious, it looks like most of your downward earnings guidance is coming right out of the second quarter and I am just wondering if there is anything you have seen more recently beyond Lowe Lintas that is resulting in numbers coming down and if so, dramatically on a near term basis?

John Dooner: The one thing for sure is the second quarter is the most exaggerated effect of the below the line costs which Sean can talk about, but again, I think that Sean mentioned, we are seeing a similar kind of softness as we have had in the first quarter if you will because of the cycling of Lowe Lintas and initiative generally where we are seeing about six percent. So I do not think in terms of the performance we are seeing a significant decline, but we are going to see the continuation of what we had in the first quarter and then the exaggerated impact of some of the below the line costs.

Sean Orr: What you are seeing in the second quarter, Bill, is the comment or the answer to David's question earlier about how the deleverage below the operating profit line is impacted when you have a revenue shortfall. The adjustments we are making to our revenue expectations throughout the year probably hit the second quarter more than any other period and with the disproportionate impact of these non-operating charges in the second quarter, you have a double whammy.

Susan Watson: And to Sean's earlier point, the new business wins really do not flow in until the second half and the cost cut benefits also flow in in the second half, Bill.

Bill Berg: Okay. Do you have a net new business number for Lowe Lintas?

Susan Watson: We have not broken those out by agency, but I will remind you that we had about $200 million of wins at Lowe Lintas in the first quarter and then the $400 from Verizon and so that is $600 million so far this year compared to $400 in all of last year.

Bill Berg: How about in the loss column?

Susan Watson: I do not have those in front of me.

Sean Orr: We will get that for you, Bill.

Bill Berg: Okay, just one final question. Do you expect organic growth to slow further in the second quarter for IPG and Lowe Lintas as a whole and I mean organic revenue growth?

John Dooner: The indications we have are similar to the first quarter.

Bill Berg: Okay, great, thank you.

Operator: The next question or comment is from Ron Thomas' line. Go ahead please, you have the floor.

Ron Thomas: Yes, I am curious. We, at least on the buy side, we are looking at sort of a path of declines in advertising expectations for this year and for next and I am curious to the extent you can tell us what kind of advertising growth in the US and/or overseas are you looking at in making your expectations for the rest of the year, talking about your profit and new business expectation?

John Dooner:  In terms of the environment, Ron?

Ron Thomas: Right, I mean I have seen advertising growth in the United States, estimates as low as zero for 2001 and I think they probably, seat of the pants, I think they probably go from about zero to plus three to three and one-half percent right now. So there is a pretty wide range there and the European, at least the international ones, the expectations seem to be coming down quite quickly as well although from a higher base.

Sean Orr: Yes, the thing is we read the same stuff you do, Ron. It is a hard market to read right now and a lot of the information you get is dated. What ends up becoming more important than anything else is what your individual clients are doing.

John Dooner: Yes, what goes on now obviously, not really 2002, but certainly 2001, you are dealing with hard numbers in terms of budgeting and so forth and so you are dealing more with that than you are with media trends as an indicator or what the revenue stream would be. You are exactly right, we are seeing the same numbers that you are. I will say that the first quarter, some of the public trend numbers were a lot lower than what we saw and as I understand from our preceding competitors, the numbers are tracking a little bit more like Bob Collins' numbers than some of the more negative numbers. I am not suggesting that there is not some issue out there, but that is what has happened so far.

Sean Orr: We did try to get a peek under the tent with Cohen about one week and one-half ago, but he is pretty religious about not previewing any of his conclusions and so he is going to be reporting in another six weeks or so and we are going to have to wait for that.

Ron Thomas: Do you have any, I am probably fishing too deeply here, but are you getting any impression that the rate of decline is slowing?

Sean Orr: It is really a mixed bag. I mean if you really are honest, it is more sector driven than it is absolutely across the board. There is no question that there is at least an anxiousness going on. In some sectors like in consumer products there is a sense of aggressiveness and some sectors like telephone and telecommunication and technology, there is no question that there is a direct decline. So it is not, I think absolutes here are hard to support right now. The other thing we know that we have is we have consumer confidence, while down, still relatively high. So there is many people talking about hey that this thing is of the moment, we improved the consumer confidence and they come out in the sunshine that things are going to get better and then of course you have the people doing doom and gloom. So you really have an extraordinarily mixed bag in kind of guestimating the economy right now. So what we have in our hands obviously are those plans that are coming from our clients that are being monitored by our companies. The most important thing you could do right now is incredible diligence of repeatedly looking at those things to validate whether you are staying on track or if indeed there is some issue with them. Of course if there is, what course of action do you take relative to cost?

Ron Thomas: Okay.

Operator: The next question or comment is from Oscar Woos* line. Go ahead please, you have the floor.

Oscar Woos: Yes, hi. Given that the proxy for True North has been cleared, when do you expect to be able to give combined guidance for the rest of the year for the two companies?

John Dooner: Right now we continue to hold to the expectation of the transaction being accrete from the get go, but we really cannot get combined guidance until we are one company. So that will happen as soon as we close. Right now we are told by the True North folks that they are working towards getting a shareholder meeting scheduled for the later part of June and we will close as soon as practical thereafter if they meet that timetable.

Oscar Woos: Okay and then in answer to another caller you mentioned something about positive developments in some relationships at Hutcone*. I did not catch exactly what was the point that you were making there.

Sean Orr: What I was talking about was that in talking about conflicts and the relationships, I think we saw recently that Hutcone got a piece of business from a client that many of you speculated would provide some difficulty in going forward. So I was really responding to somebody asking whether or not we would see a similar kind of fallout with True North coming in and I was trying to demonstrate that we will not.

Oscar Woos: Okay, so I guess at this, I remember when you first announced the transaction there was some speculation that some client conflicts might cause I guess either company to lose some important accounts, but at this point you are not seeing any moves by any major clients?

John Dooner: That is exactly correct.

Oscar Woos: Okay, great, thank you.

Operator: The next question or comment is from Troy Mastoon's* line. Go ahead please, you have the floor.

Troy Mastoon: Hi, thank you. A few questions, the first one is I am curious if you could quantify or at least give some directional idea of how much of the new business wins come from the Coke relationship, the expansion of that relationship?

John Dooner: I think that is quantified and if I remember correctly, I have some people in here that maybe can help me, I think we put it in as $100 million.

Susan Watson: In that range roughly.

John Dooner: Yes and my lips as yours, I could be conservative.

Troy Mastoon: Okay, thank you.

Susan Watson: That was in the first quarter, Troy.

Troy Mastoon: Okay and the next question, I am curious if in this environment everyone talks about marketing services being more I guess recession resistant, does that skew the new business win numbers at all? I mean are those more marketing services related today that might suggest higher revenue numbers two or three quarters down as a result of presane reported new business wins?

John Dooner: Well not exactly. The new business wins we were talking about are pretty much advertising driven to be honest with you, but the notion of what you are talking about, the broader implication, again, I have to tell you that growth is almost more like sector than it is by general area. There is no question it is a lifecycle of the marketing services businesses, it is still on a better swing if you will than is the advertising. With that said, within the marketing services business, as well as, advertising, you will see a disparity in terms of growth or moderation of growth by sector almost regardless of the sector if you will. I know it is regardless of what its marketing services are advertising.

Troy Mastoon: Okay and then one final question. Here is this smaller agencies now, some of the independents, do they seem more interested in this environment to seek out an allegiance with a larger partner if they are seeing more softness in their business and that is resulting in that kind of movement, thanks?

John Dooner: I suspect for, actually if you have a softer market, who wants to buy anything and so let me put that over on the side. I think that you are going to see in our world that the small agile creative companies there is always going to be a big place for them. The ones that I think that are going to be a little bit more marginalized are those in the middle to be honest with you. There is no real correlation to economic softness and some of the large holding companies acquiring. I think that that process is really one of strategic needs, quality and other things that come into play more than the economy if you will. Then obviously if you have an economically depressed small agency, its value is less and so it may not be the time that they would want to sell as well.

Susan Watson: Operator, we will take one more question.

Operator: The last question or comment is from Michael Russell. Go ahead please, you have the floor.

Michael Russell: Just one housekeeping thing, I was wondering if you could give us an idea of how the convertibles, the add backs will go for the year and how the share count will go for the year.

Susan Watson: The share count for the year, Mike, is about $335 million dollars. Typically you will have one convertible, diluted when the earnings per share gets to $.30 and they will both be diluted in any quarter when they are $.40. So at this point we would look for one to be diluted probably in the second and one or both in the fourth quarter.

Michael Russell: Great, thank you.

Susan Watson: And one for the full year.

Michael Russell: Okay, thank you.

Susan Watson: Thanks everybody for joining us. We will talk to you again in about six weeks.



*Proper names/organizations unverified
C:8658567/1837
Job #833086
DT: 04/29/01